UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
______________________________________________
                                              :
              In the Matter of                :
    AMERICAN ELECTRIC POWER COMPANY, INC.     :  CERTIFICATE OF
                   and                        :  NOTIFICATION
            AEP RESOURCES, INC.               :  NO. 2
              Columbus, Ohio                  :
                                              :
                 (70-8429)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:

     THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and AEP RESOURCES, INC., in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, made no short-term note borrowings from banks during the calendar quarter ended June 30, 1995.
     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                         AMERICAN ELECTRIC POWER COMPANY, INC.


                         By:___/s/ G. P. Maloney_________
                            Vice President



                         AEP RESOURCES, INC.


                         By:___/s/ G. P. Maloney_________
                            Vice Chairman



Dated:  November 2, 1995

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